EXHIBIT 99.1

MAG Announces Fourth Quarter and 2024 Production From Juanicipio and Provides Initial 2025 Production Guidance

VANCOUVER, British Columbia, Jan. 29, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the fourth quarter (“Q4”) and year ended December 31, 2024. These results demonstrate strong sustained quarter on quarter operational performance throughout 2024 and reinforce Juanicipio’s position as a world class silver asset.

  Steady throughput: The Juanicipio plant maintained steady production with 333,612 tonnes of ore processed in Q4, consistent with Q3. All material processed in 2024 was processed through the Juanicipio plant.
  Solid grade performance: In line with plan, silver head grade averaged 417 grams per tonne (“g/t”) during the quarter delivering a guidance beating 2024 head grade of 468g/t. Both metrics exceeded expectations, reflecting the high quality of the resource.
  Consistent precious metal recovery: Incremental metallurgical improvements implemented in the first half of the year delivered consistently high precious metal recovery rates which were further supported by ongoing circuit optimisation efforts.
  Robust production output: Preliminary Q4 production included 4.3 million ounces of silver and 9,041 ounces of gold. For the full year, Juanicipio produced a total of 18.6 million ounces of silver and 39,029 ounces of gold, marking a 10.5% and 6.3% year-over-year increase, respectively.
  Guidance beat: Enhanced grades and higher recovery delivered silver production exceeding the top end of revised production guidance by 1.3 million ounces reinforcing confidence in Juanicipio’s long-term potential.

Production highlights (100% basis):

		Q4 2024	Q3 2024	% Chg	Q4 2023*	% Chg	2024	2023*	% Chg
Milling	t	333,612	332,290	0.4%	346,766	-3.8%	1,328,178	1,268,757	4.7%
Head grade
Silver	g/t	417	481	-13.3%	467	-10.7%	468	472	-0.8%
Gold	g/t	1.15	1.32	-12.9%	1.37	-16.1%	1.25	1.27	-1.6%
Lead	%	1.49	1.58	-5.7%	1.35	10.4%	1.50	1.15	30.4%
Zinc	%	2.79	2.83	-1.4%	2.44	14.3%	2.78	2.06	35.0%
Production
Silver	koz	4,257	4,886	-12.9%	4,505	-5.5%	18,571	16,812	10.5%
Gold	oz	9,041	10,801	-16.3%	10,591	-14.6%	39,029	36,729	6.3%
Lead[1]	klb	9,881	10,656	-7.3%	9,189	7.5%	39,199	28,351	38.3%
Zinc[2]	klb	15,633	16,757	-6.7%	15,086	3.6%	65,891	44,754	47.2%

* Includes material processed at the Fresnillo, Saucito and Juanicipio beneficiation plants.
1 Lead recovered to lead concentrate.
2 Zinc recovered to zinc concentrate.

2025 Guidance

As reported by Fresnillo, silver production at Juanicipio is forecast to range between 14.7 million and 16.7 million ounces. This guidance is based on a throughput rate of 4,000 tonnes per operating day at head grade ranges of 380g/t to 430 g/t silver and 1.2 g/t to 1.4g/t gold. Head grades are anticipated to fluctuate due to the balancing of the three subvertical ramps and the mining of different sections of the orebody. Production is expected to be weighted toward the second and third quarters of 2025, reflecting mine sequencing and anticipated grade variability. Comprehensive cost and production guidance will be provided with the release of the Company’s operational and financial results at the end of Q1 2025.

“Delivering silver production of nearly 19 million ounces in 2024 is a testament to the quality and resilience of the Juanicipio project and the quality of the team’s execution,” said George Paspalas, MAG Silver’s President and CEO. “Consistently strong grades and reliable recoveries have laid the foundation for sustained performance and positioned us to continue unlocking value in the years ahead. While guidance reflects expected variability in grades and production rates due to mine sequencing, it underscores the sustainable operation we have built at Juanicipio. We remain focused, together with Fresnillo, on delivering consistent performance, optimizing costs, and driving value creation for all our stakeholders.”

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding: provisional estimates relating to production and operations at Juanicipio for 2025, including anticipated silver head grade and processing rates of development materials, future mineral production, and events or developments; the release of more comprehensive cost and production guidance on the timeline contemplated herein, if at all; the long term potential of the Juanicipio project; and the anticipated future delivery of consistent performance, optimized costs and shareholder value. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, risks related to the control of Juanicipio cashflows and operations through a joint venture in which the Company is a non-operator; there being no guarantee of the surface rights for the Juanicipio property or in the Company’s ability to obtain and maintain all necessary licences and permits that may be required to carry out its business activities at the Juanicipio Mine; risks related to maintaining a positive relationship with the communities in which the Company operates; risks related to the Company’s decision to participate in the processing and production of the Juanicipio Mine; risks related to the limited operating history at Juanicipio; geotechnical risks associated with the operation of the Juanicipio Mine and related civil structures; labour risks; changes in applicable laws; risks to title, challenge to title or potential title disputes at Juanicipio; continued availability of capital and financing; and general economic, market or business conditions; political risk; currency risk; capital cost inflation and those other risks disclosed in MAG Silver’s filings with the Securities Exchange Commission and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein.  There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone:  (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email:  info@magsilver.com